Mail Stop 3561

      October 27, 2005


Randall J. Gort, Esq.
Vice President, Legal and Corporate Affairs,
  General Counsel and Secretary
Worldgate Communications, Inc.
3190 Tremont Avenue
Trevose, Pennsylvania  19053

	RE:  	Worldgate Communications, Inc.
      Amendment No. 1 to Form SB-2
      Filed August 30, 2005
      File No. 333-125205

      Form 10-KSB/A for the fiscal year ended December 31, 2004
      Filed August 30, 2005
      File No. 0-25755

Dear Mr. Gort:

      We have reviewed your October 13, 2005 response letter to our
September 9, 2005 comment letter and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Amendment No. 1 to Form SB-2

Financial Statements

8. Stockholders` Deficiency, page F-17
1. Please disclose, if true, that since the initial issuance of the redeemable preferred stock, the Company has consistently applied the same methodology and assumptions when ascribing value to the conversion option and warrants, or advise us.
1.
2. As you have done on page five and the first paragraph of page six of your October 13, 2005 letter, please disclose and more clearly identify all of the significant terms of the preferred stock, including those of the conversion option, and the warrants.

Form 10-KSB/A for the fiscal year ended December 31, 2004
3. We note your response to our prior comment seven in our September
9, 2005 letter. Please tell us why you believe the changes in your management`s discussion and analysis, among other changes, are not material to investors so that amendments to the periodic reports to include those changes are unnecessary.

*	*	*	*

      As appropriate, please amend your registration statement and Forms 10-KSB and 10-QSB in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have any questions regarding comments on the financial statements and related matters. Please contact Cheryl Grant, Staff Attorney, at (202) 551-3359, or me, at (202) 551-
3810,
with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director

cc:	via facsimile (610-993-8585)
      Walter Mostek, Jr., Esq.
	Drinker Biddle & Reath LLP
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Mr. Gort
Worldgate Communications, Inc.
October 27, 2005
Page 2